Commtouch to Acquire the Antivirus Division of Authentium

Commtouch Further Strengthens and Expands its Offering to Become a Complete Internet Security Platform

Sunnyvale, Calif. – July 27, 2010 – Commtouch® (Nasdaq: CTCH) today announced that it has signed a definitive Asset Purchase Agreement to acquire the assets, products, licenses, and operations of the Command antivirus division of Authentium, Inc., a Florida-based company.

Command antivirus – which also includes technology to protect against spyware, Trojan downloaders, and other threats – is strongly synergetic with the rest of Commtouch’s product portfolio. With the addition of antivirus technology as a new, third product line, Commtouch will be offering a comprehensive set of solutions for inbound and outbound messaging and Web security to its customers, which are networking and security vendors and service providers.

The Command antivirus division currently provides its technology to a notable number of leading service providers and vendors, including Google, McAfee, and Microsoft. Certified by Checkmark, West Coast Labs, and a winner of multiple Virus Bulletin awards, Authentium's Command antivirus technology boasts a small footprint and a highly efficient event-processing system.

Commtouch is expected to pay $4.6 million in cash and an additional “earnout” contingent upon the achievement of certain revenue milestones through December 31, 2011, which may bring the total amount to approximately $8 million.

The acquisition is expected to be accretive starting the first quarter post-closing, and should contribute positively to Commtouch’s non-GAAP top and bottom line in 2011. The acquisition will also allow Commtouch to accelerate its rate of growth in revenues and profits.

Broader Offering and Foundations for Growth

“In the past 18 months, we have expanded our product offerings from a single product line – that of messaging security – to three complementary product lines, including the one we are purchasing now. In addition, we have broadened our target markets from a single market – OEM vendors – to include service providers. We believe that this unique combination of expanded offerings and target markets will set the stage for healthy growth for the coming years,” said Gideon Mantel, Commtouch’s chairman of the board and chief executive officer.

Mr. Mantel added, “Commtouch has considered a number of acquisition opportunities during the past year as part of our long-term growth strategy, and after a thorough examination, we decided that Authentium’s Command division is the best fit for our business, both strategically and operationally. We believe that many of our current customers will be eager to consolidate their messaging and Web security needs around a single reliable vendor – Commtouch – and enjoy the operational simplicity and reduced total cost of ownership that this entails. We are excited about the opportunities ahead.”

The transaction will be financed from Commtouch’s own financial resources. Commtouch ended the second quarter of 2010 with approximately $16 million in cash and zero debt, and management therefore believes that following payment for the deal, the Company will maintain more than sufficient working capital to fund its existing operations as well as to pursue further opportunities and complete its share buy-back program.

Strong Synergy: People & Products

“We are thrilled to join the Commtouch team. We see great synergies between Commtouch and Command, and both companies have a similar focus on both technological excellence and dedicated customer service,” said Helmuth Freericks, Authentium’s chief science officer. “With the acquisition, we will gain additional resources in terms of capital, marketing, and a renewed focus on enhancing the technology; all of which directly benefit our customers and further enable our commitment to world-class protection. We look forward to continuing to serve our customers moving forward as part of the Commtouch family.”

Mr. Freericks, who also co-founded Command, will join Commtouch’s management team as General Manager, Antivirus Solutions. The rest of the Command employees, including its virus lab analysts, will also be joining Commtouch, under Mr. Freericks’ leadership.

Combining the skills and resources of both companies, Commtouch plans to leverage the Command technology and continue developing and enhancing it.

Closing of the acquisition is subject to customary conditions and governmental approvals, and is to take place by September 30, 2010.

The Company will be hosting a conference call to discuss second quarter results and the deal at 10 a.m. Eastern time on Wednesday, July 28. To participate, please call one of the following teleconferencing numbers by dialing in at least 5 minutes before the conference call commences:

US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0644
International Dial-in Number:  +972 3 918 0644

The call will be simultaneously webcast and available afterwards as a replay from the investor relations section of Commtouch’s website.

About Commtouch
Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café:
http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expected closing date of September 30, 2010, b) the accretive effect of the acquisition transaction in the quarter post-closing c) the sufficiency of working capital post-transaction closing, d) the company’s optimistic business outlook for 2011 and beyond resulting from this new business, including the belief in accelerated growth in revenues and profits for the company as a whole, and e) the intention to invest additional resources in the Command technology, are not guarantees of future performance, and actual results could differ materially from our current expectations as a result of numerous factors, including unanticipated events affecting Commtouch’s new antivirus business;  business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact:
Ron Ela
Chief Financial Officer
Tel: (US) 650-864-2291
(Int’l) +972-9-8636813
ir@commtouch.com

International Investor Relations Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
Tel: (US) 1-646-201-9246
(Int’l) +972-3-607-4717
commtouch@ccgisrael.com

Media Contact:
Amy Kenigsberg
US: 1-913-440-4072
Int'l: +972-9-794-1681
amyk@commtouch.com